[Lehman Letterhead]
January 30, 2006
Securities and Exchange Commission
Division of Corporate Finance
100 “F” Street, N.E.
Washington, D.C. 20549

Attention:	Timothy Buchmiller

Re:	SMART MODULAR TECHNOLOGIES (WWH), INC.
Registration Statement on Form S-1 (File No. 333-129134)
Ladies and Gentlemen:
          As the undersigned underwriters of the proposed public offering of up to 20,454,545 shares of Ordinary Shares, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 2:00 p.m. (NYT) on February 2, 2006, or as soon thereafter as is practicable.
          Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated January 17, 2006, through the date hereof:
          Preliminary Prospectus dated January 17, 2006;
          25,149 copies to prospective Underwriters, institutional investors, dealers and others.
          The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours, CITIGROUP GLOBAL MARKETS INC. J.P. MORGAN SECURITIES INC. LEHMAN BROTHERS INC. BEAR, STEARNS & CO. INC. NEEDHAM & COMPANY, LLC THOMAS WEISEL PARTNERS LLC
By:	LEHMAN BROTHERS INC.

By:	/s/ Victoria Hale
	Name:	Victoria Hale
	Title:	Vice President